Helena Lee Associate General Counsel Direct Line: (310) 772-6259 E-mail: helena.lee@aig.com

AIG Life and Retirement 21650 Oxnard Street, Suite 750 Woodland Hills, CA 91367

VIA EDGAR & E-MAIL

April 8, 2019

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Separate Account (“Registrant”)

American General Life Insurance Company (“Depositor”)

Polaris Platinum III Variable Annuity

Post-Effective Amendment No. 18 and Amendment No. 18 on Form N-4

File Numbers: 333-185762 and 811-03859

FS Variable Separate Account (“Registrant”)

The United States Life Insurance Company in the City of New York (“Depositor”)

Polaris Platinum III Variable Annuity

Post-Effective Amendment No. 22 and Amendment No. 22 on Form N-4

File Numbers: 333-178841 and 811-08810

VALIC Separate Account A (“Registrant”)

The Variable Annuity Life Insurance Company (“Depositor”)

Polaris Platinum Elite Variable Annuity

Post-Effective Amendment No. 15 and Amendment No. 258 on Form N-4

File Numbers: 333-201800 and 811-03240

Dear Mr. Orlic:

Thank you for your verbal comments on March 26, 2019 regarding the 485(a) Registration Statements filed on Form N-4 referenced above. We have responded to your comments as follows:

Rate Sheet Supplement

1.

Comment – Please add the following disclosure to the Rate Sheet Supplement: “This Rate Sheet Supplement must be used in conjunction with the prospectus dated       . If you need another copy of the prospectus, please call us at                 . All Rate Sheet Supplements will be filed with the Securities and Exchange Commission and are available on the EDGAR system at www.sec.gov , file number 333-            .”.

Response – The following disclosure has been added to the Rate Sheet Supplement:

“This Rate Sheet Supplement must be used in conjunction with the prospectus dated May 1, 2019. If you need another copy of the prospectus, please call us at the Annuity Service Center at (800) 445-7862. All Rate Sheet Supplements will be filed with the Securities and Exchange Commission and are available on the EDGAR system at www.sec.gov , file number 333-xxxxxx.”

2.	Comment – Please revise disclosure in the third paragraph of the Rate Sheet Supplement.

Response: The following disclosure has been added to the Rate Sheet Supplement:

“The percentages listed below apply to applications signed on or after May 1, 2019. In order to get these terms, your application must be signed and in good order while this Rate Sheet Supplement is in effect. If you sign your application after this Rate Sheet Supplement is no longer in effect, you will receive the terms that are in effect on the date that your application is signed in good order. After your contract is issued, the percentages and terms listed below are guaranteed not to change for the life of your contract. The percentages listed in this Rate Sheet Supplement are subject to change and can be superseded upon 10 days prior notice as provided below.

At least 10 days before we change the current terms for the next effective period, the new terms and effective period will be disclosed in a new Rate Sheet Supplement filed on EDGAR at www.sec.gov , file number 333-xxxxxx.”

3.	Comment - Please cross reference where relevant terms are in the prospectus for earlier Maximum Annual Withdrawal Percentages and Protected Income Percentages.

Response – For Polaris Platinum III, earlier versions of the Living Benefits are included in Appendix F – LIVING BENEFITS FOR CONTRACTS ISSUED PRIOR TO MAY 1, 2019 including the Maximum Annual Withdrawal Percentage and Protected Income Percentage terms for contracts purchased prior to May 1, 2019. This Appendix F is included in the Polaris Platinum III with Early Access prospectus provided to existing contract owners annually. For Polaris Platinum Elite, earlier versions of the Living Benefits are included in Appendix G - LIVING BENEFITS FOR CONTRACTS ISSUED PRIOR TO MAY 1, 2019. We have added a cross reference to Polaris Platinum Elite as follows:

“If you purchased your contract prior to May 1, 2019, please see Appendix G of the prospectus for the Maximum Annual Withdrawal Percentages and Protected Income Percentages applicable to your contract.”

Note, the Appendix letter may vary by product, but similar cross references will be included in all prospectuses, as appropriate.

Cover Page

4.	Comment – Please clarify and indicate where contract owners who purchased this contract, with different riders or versions can find the information about specific terms applicable to them.

Response – Contract owners who purchased contracts prior to May 1, 2019 can refer to Appendix G - LIVING BENEFITS FOR CONTRACTS ISSUED PRIOR TO MAY 1,

2019 for contracts with different riders and versions. We have added a cross reference to Polaris Platinum Elite as follows:

“If you purchased your contract prior to May 1, 2019, please see Appendix G for applicable terms to your contract.”

Note, the Appendix letter may vary by product, but similar cross references will be included in all prospectuses, as appropriate.

5.	Comment – Please clarify and indicate whether all underlying funds are available for contracts sold prior to May 1, 2019.

Response – All underlying funds reflected on the cover page are available for all contracts, including those sold prior to May 1, 2019.

6.	Comment – Please clarify what happens with the living benefit if contract value goes to zero.

Response – We have added disclosure as follows:

“If you elect a Living Benefit, prior to activating Lifetime Income, any withdrawal that reduces the contract value to zero will terminate the contract including its optional living benefit features.”

7.	Comment – Please clarify what happens if the contract owner waits 12 years and contract value goes to zero.

Response – We have added disclosure as follows:

“If you elected Polaris Income Plus Flex, there is an incentive if you wait 12 years before activating Lifetime Income. However, prior to activating Lifetime Income, if a withdrawal reduces contract value to zero, the contract will be terminated including any optional benefits and features. The longer you wait before activating Lifetime Income, the less time you will have to benefit from the guarantees of the Living Benefit due to decreasing life expectancy. Therefore, there is a likelihood that you will have paid for a benefit that does not result in maximizing payments under the benefit.”

8.	Comment - Please clarify and add disclosure about major limitations and/or risks under the riders.

Response – We have added disclosure as follows:

“The Living Benefit you elected requires you to allocate your money according to investment requirements. If you do not plan on taking withdrawals; or you take any withdrawals (prior to Activation Date) or take Excess Withdrawals (after the Activation Date) that could result in your contract value and Income Base reducing to zero, then electing a living benefit may not be appropriate for you.”

Fee Table (page 9)

9.	Comment – Please show complete fee tables for each version of the contracts purchased.

Response – Fee tables for each version of the contract purchased have been added to the prospectus.

Maximum and Minimum Expense Examples (page 12)

10.

Comment – Please confirm that the first example reflects the highest combination of charges for any contract version offered in this registration statement i.e. since inception of the contract and consider whether all the other examples are necessary?

Response – In Polaris Platinum Elite (and other products where applicable), we have reflected two Maximum Expense Examples, where the current offering is not the highest combination of charges since inception. Therefore, in Polaris Platinum Elite (and other products where applicable), the first Maximum Expense Example reflects the highest combination of charges for the current offering of the contract. The second Maximum Expense Example reflects the highest combination of charges for any version of the contract offered since inception. However, in Polaris Platinum III (and other products where applicable), we have reflected only one Maximum Expense Example that reflects the highest combination of charges for any version of the contract since inception, since the current offering is the highest combination. We have revised the disclosure as follows in Polaris Platinum Elite (and other products where applicable):

“The first Maximum Expense Example reflects the highest possible combination of charges for the current offering of the contract. The second Maximum Expense Example reflects the highest possible combination of charges for any version of the contract since inception.”

We have the revised the disclosure as follows in Polaris Platinum III (and other products where applicable):

“The Maximum Expense Example reflects the highest possible combination of charges for any version of the contract since inception.”

Accumulation Units (Page 14)

11.

Comment – Please clarify and advise why you indicate “next NYSE business day” in the following disclosure: “The Accumulation Unit value is determined by multiplying the Accumulation Unit value for the next NYSE business day by a factor for the current NYSE business day.”

Response – In order to calculate Accumulation Unit values, two days are needed for the calculation. The Accumulation Unit value is calculated “by multiplying (d) by [1+(e)] where:

(d)	is the AUV of the immediately preceding Business Day; and

(e)	is the Net Investment Rate of the current Business Day.

We have revised the disclosure as follows:

“The Accumulation Unit value is determined by multiplying the Accumulation Unit value for the preceding NYSE business day by a factor for the current NYSE business day.”

Investment Options (pages 17)

12.	Comment – Please clarify and reference contract owners to the appropriate Appendix where their investment options applicable to prior versions can be found.

Response – All underlying funds reflected on the cover page and Investment Options section are available to prospective and existing contract owners. For investment options applicable to prior versions of the contract purchased with living benefits, contract owners can refer to Appendix G in Polaris Platinum Elite. We have added the disclosure as follows:

“If you purchased your contract prior to May 1, 2019 and elected a living benefit, please see Appendix G for applicable investment requirements regarding your investment options.”

13.

Comment – Please clarify in what Appendix the following prominent disclosure is referencing:” Please see the POLARIS PORTFOLIO ALLOCATOR PROGRAM AND 50%-50% COMBINATION MODEL PROGRAM FOR CONTRACTS ISSUED PRIOR TO FEBRUARY 6, 2017 APPENDIX for more information.”. Please confirm that there were no other changes to the investment options in this same subsection.

Response – We confirm there have been no other changes to the investment options in this subsection. This prominent disclosure is solely reflecting that the Polaris Portfolio Allocator Program is no longer available. We have revised the cross-reference disclosure as follows in Polaris Platinum Elite:

“Please see more information on the POLARIS PORTFOLIO ALLOCATOR PROGRAM AND 50%-50% COMBINATION MODEL PROGRAM FOR CONTRACTS ISSUED PRIOR TO FEBRUARY 6, 2017 in Appendix H.”

Note, the Appendix letter may vary by product, but similar cross references will be included in all prospectuses, as appropriate.

Penalty Free Withdrawal Amount (Page 26)

14.	Comment – Please clarify and define references to Income Credit Base and Income Credit in the first paragraph.

Response – Per your comment, we have clarified and defined references to these terms as follows:

“If you elect a Living Benefit, your Lifetime Income is free of withdrawal charges. However, if you take a withdrawal after the Activation Date which is greater than your Lifetime Income, that amount is treated as an Excess Withdrawal. Such withdrawal may be subject to withdrawal charges and affects the calculation of your Income Base, Income Credit Base, if applicable, and future Lifetime Income. The Income Base is the basis for calculating your Lifetime Income and the Income Credit Base is the basis for calculating the Income Credit which is an amount that may increase your Income Base. Please see Glossary of Living Benefit Terms under OPTIONAL LIVING BENEFITS below.”

Assessment of Withdrawal Charges (Page 27)

15.	Comment – Please revise the prominent disclosure pertaining to full surrender and penalty-free withdrawals to plain English.

Response – We have revised the disclosure as follows:

“If you fully surrender your contract, any withdrawal charges will be assessed against the amount of Purchase Payments still subject to withdrawal charges. This means that, if you surrender your contract while withdrawal charges still apply, you will lose the benefit of any previous penalty-free withdrawals or any penalty-free withdrawals subject to minimum distribution requirements for the purposes of calculating the withdrawal charge. Please see EXPENSES”

Processing Withdrawal Requests (Page 27)

16.

Comment – Please clarify and explain the following disclosure where optional living benefit withdrawals are discussed: “Partial Withdrawals under an optional living benefit are deducted proportionately from each Variable Portfolio and Secure Value Account in which you are invested.” Please also confirm whether the contract owner can provide different instructions.

Response – When a contract owner takes partial withdrawals under an optional living benefit, the withdrawal is taken proportionately from all variable portfolios and/or fixed accounts (including the Secure Value Account) in which the contract owner is invested in. The contract owner cannot provide different instructions.

Overview of Living Benefits (Page 28)

17.	Comment – Please add disclosure within this subsection pertaining to the appropriateness and reliance of the living benefit.

Response – We currently have disclosure under the Overview of Living Benefits subsection on page 38 of the revised Polaris Platinum Elite prospectus as follows:

“You may never need to rely on this protection as the benefit’s value is dependent on your contract’s performance, your withdrawal activity and your longevity.”

We will add the following disclosure:

“If you do not expect to take any withdrawals, then electing the Living Benefit would not be appropriate.”

Overview of Living Benefits (Page 29)

18.

Comment – Please revise the following disclosure and move the glossary of living benefit defined terms to the beginning of the Optional Living Benefits section of the prospectus: “Below is a summary of the key features of the optional living benefits offered in your contract followed by a glossary of defined terms used to describe the living benefits.”

Response – We have moved the Glossary of Living Benefit Terms after General Information Applicable to All Living Benefits. We have revised the disclosure as follows under the General Information Applicable to All Living Benefits:

“Below is a glossary of Living Benefit Terms and a summary of the key features of the optional living benefits offered in your contract.”

19.

Comment – Please clarify the following disclosure: “The feature also allows withdrawals prior to the Activation Date that will not lock in the Maximum Annual Withdrawal Percentage and Protected Income Payment Percentage, but any withdrawals will proportionately reduce the Income Base, Income Credit (if applicable), and Purchase Payments used to calculate the Minimum Income Base.”

Response – Please see revised disclosure below which appears on Page 38 of the revised Polaris Platinum Elite prospectus:

“You may take withdrawals prior to the Activation Date that will not lock in the Maximum Annual Withdrawal Percentage and Protected Income Payment Percentage, but any such withdrawals will proportionately reduce the Income Base, Income Credit Base (if applicable), and Purchase Payments used in the calculation of the Minimum Income Base.”

20.	Comment – Please clarify if the reference in this subsection to Income Credit is a percentage. If so, revise all references within this subsection and throughout the prospectus where applicable.

Response – The Income Credit is an amount which is determined by multiplying the Income Credit percentage of 6% by the Income Credit Base amount. We have revised the disclosure in this subsection as follows and any references throughout the prospectus where applicable:

“The annual Income Credit is an amount we may add to the Income Base each year for the first 12 Benefit Years. The Income Credit is determined by multiplying the Income Credit percentage of 6% by the Income Credit Base. The Income Credit percentage may be reduced if withdrawals are taken, as described below.”

21.	Comment – Please incorporate disclosure in this subsection regarding effects on contract value going to zero prior to activation.

Response – We have added disclosure as follows:

“If you elect a Living Benefit, prior to activating Lifetime Income, any withdrawal that reduces the contract value to zero will terminate the contract including its optional living benefit features.”

General Information Applicable to All Living Benefits (Page 29)

22.	Comment – Please consider moving the General Information Applicable to All Living Benefits subsection to the beginning of the Optional Living Benefits section of the prospectus.

Response – We have moved the General Information Applicable to all Living Benefits subsection to the beginning of the Optional Living Benefits section of the prospectus.

Living Benefit Defined Terms (Page 30)

23.	Comment – Please revise the definition of Income Base.

Response - We have revised the definition of Income Base as follows:

“The Income Base is a value used to determine the Living Benefit fee and the maximum amount that may be withdrawn each Benefit Year after the Activation Date without reducing the Income Base and Income Credit Base, if applicable. The Income Base is also used to determine the amount paid each year over the lifetime of the Covered Person(s), if and when the contract value is reduced to zero, but the Income Base is still greater than zero, or upon the Latest Annuity Date.”

Living Benefit Defined Terms (Page 31)

24.	Comment – Please revise the definition of Lifetime Income.

Response – We have revised the definition of Lifetime Income as follows:

“Any withdrawal taken on or after the Activation Date that is all or part of the Maximum Annual Withdrawal Amount or Protected Income Payment.”

25.	Comment – Please revise the definition of Minimum Income Base.

Response – We have revised the definition of Minimum Income Base under the Glossary of Living Benefit Defined Terms as follows:

“Minimum Income Base for Polaris Income Plus Flex

The Minimum Income Base is a guaranteed minimum amount of the Income Base which is calculated on the 12th Benefit Anniversary, if you have not activated Lifetime Income. Any withdrawals taken prior to activating Lifetime Income will proportionately reduce the Purchase Payments used to calculate the Minimum Income Base. If you activate Lifetime Income before the 12th Benefit Anniversary, you will not be eligible to receive the increase to the Income Base on the 12th Benefit Anniversary. The Minimum Income Base amount is calculated as a percentage of Purchase Payments as follows:

Minimum Income Base Period	Minimum Income Base Percentage (as a Percentage of the Purchase Payments*)

Activation Date on or after the 12th Benefit Year Anniversary	200% of Purchase Payments* received in the 1st Benefit Year, plus 100% of Purchase Payments* received after the 1st Benefit Year

*Purchase Payments reduced proportionately for withdrawals taken prior to the Activation Date.

Minimum Income Base for Polaris Income Plus Daily Flex

The Minimum Income Base is a guaranteed minimum amount of the Income Base calculated on each Benefit Year Anniversary prior to the Activation Date and up to the 15th Benefit Year Anniversary. An annual Minimum Income Base Percentage of 5% will be applied to Purchase Payments received prior to that Benefit Year Anniversary during the Minimum Income Base period, as long as the Activation Date is after each Benefit Year Anniversary indicated as follows:

Minimum Income Base Period (Lifetime Income is not activated prior to the Benefit Year Anniversary)	Minimum Income Base Percentage (as a Percentage of the Purchase Payments)
1st Benefit Year Anniversary	105%
2nd Benefit Year Anniversary	110%
3rd Benefit Year Anniversary	115%
4th Benefit Year Anniversary	120%
5th Benefit Year Anniversary	125%
6th Benefit Year Anniversary	130%
7th Benefit Year Anniversary	135%
8th Benefit Year Anniversary	140%
9th Benefit Year Anniversary	145%
10th Benefit Year Anniversary	150%
11th Benefit Year Anniversary	155%
12th Benefit Year Anniversary	160%
13th Benefit Year Anniversary	165%
14th Benefit Year Anniversary	170%
15th Benefit Year Anniversary	175%

Prior to the Activation Date, any withdrawals taken will proportionally reduce all Purchase Payments used in the calculation of the Minimum Income Base. The Minimum Income Base is no longer eligible for adjustments to your Income Base, after the Minimum Income Base period, or upon the Activation Date, if earlier.”

26.	Comment – Please revise the definition of Step-Up Value in plain English.

Response – We have revised the definition of Step-Up Value as follows:

“If you elect Polaris Income Plus Daily Flex, the Step-Up Value is used to determine the Income Base on a daily basis. The Step-Up Value is equal to the current contract value on any day where the current contract value is greater than the current Income Base due to favorable market performance.”

What are the differences between [Polaris Income Plus Flex] and [Polaris Income Plus Daily Flex? (Page 32)

27.	Comment – Please define or remove the term “simple interest rate ‘roll up’.”

Response – We have removed the reference to “simple interest rate ‘roll up’.”

28.

Comment – Please revise the following disclosure, including removing the word “current”: “The current withdrawal percentages applicable to each optional living benefit are set forth in the Maximum Annual Withdrawal and Protected Income Payments Percentages Supplement (“Rate Sheet Supplement”) that must accompany this prospectus.”

Response – We have revised the disclosure under the chart as follows:

“The Maximum Annual Withdrawal Percentages and Protected Income Payment Percentages are set forth in the Rate Sheet Supplement that must accompany this prospectus. If you purchased your contract prior to May 1, 2019, the applicable Maximum Annual Withdrawal Percentages and Protected Income Payment Percentages are set forth in Appendix G of this prospectus.”

Note, the Appendix letter may vary by product, but similar cross references will be included in all prospectuses, as appropriate.

How do my investment requirements impact my feature and contract? (Page 35)

29.

Comment – Please delete the following disclosure: “We reserve the right to change the investment requirements at any time for prospectively issued contracts and we will supplement the prospectus prior to any change being effective.”

Response – We have deleted the disclosure.

30.	Comment – Please clarify if these are the only circumstances when investment restrictions can change after the contract issue date.

Response – Investment restrictions do not change after the contract issue date with the exceptions described in the last paragraph of this section. From time to time, we do add new underlying funds to existing investment requirements which allows existing contract owners to allocate to them. We have revised the disclosure as follows:

“We may revise the investment requirements for any existing contract to the extent that Variable Portfolios are added, deleted, substituted, merged or otherwise reorganized. We will promptly notify you in writing of any changes to the investment requirements due to additions, deletions, substitutions, mergers or reorganizations of the investment options.”

31.	Comment – Please clarify what kind of notice will be given.

Response – We will provide notice in writing and have revised the disclosure as stated above in Comment 30

32.	Comment - Please clarify if there would be any restrictions to the Secure Value Account.

Response – The investment requirements of the Living Benefit require 10% allocation to the Secure Value Account. The required allocation percentages will not change for the life of the contract. The Secure Value Account is only available with election of the Living Benefit. We have added the following disclosure as follows:

“The required allocation percentage to the Secure Value Account will not change for the life of your contract.”

What are the factors used to calculate [Polaris Income Plus Flex]? (Page 36)

33.	Comment – Please clarify “benefit” in the following disclosure: “The benefit offered by [Polaris Income Plus Flex] is calculated by considering the factors described below.”

Response – We have revised the word “benefit” to “Lifetime Income.” The disclosure has been revised as follows:

“The Lifetime Income offered by Polaris Income Plus Flex is calculated by considering the factors described below.”

34.	Comment – Please add disclosure to Minimum Income Base under the third step within this subsection.

Response – We have added disclosure as follows:

“Fourth, if you do not activate Lifetime Income before the 12th Benefit Year Anniversary, the guaranteed Minimum Income Base amount will be available in the Income Base calculation on the 12th Benefit Year Anniversary. Any withdrawals taken prior to activating Lifetime Income on or after the 12th Benefit Year Anniversary will proportionately reduce the Purchase Payments used to determine the Minimum Income Base. The Minimum Income Base amount is calculated as a percentage of Purchase Payments received during the first Benefit Year and a percentage of Purchase Payments received after the first Benefit Year. These percentages are provided above in the Glossary of Living Benefit Defined Terms. If you activate Lifetime Income before the 12th Benefit Year Anniversary, you will not be eligible to receive the increase to the Income Base.”

35.	Comment – Please clarify if the reference in this subsection to Income Credit is a percentage. If so, revise all references within this subsection and throughout the prospectus where applicable.

Response – The Income Credit is an amount which is determined by multiplying the Income Credit percentage of 6% by the Income Credit Base amount. We have revised the disclosure in this subsection as follows and any references throughout the prospectus where applicable:

“The Income Credit amount is equal to 6% (“Income Credit Percentage”) of the Income Credit Base on each Benefit Year Anniversary during the Income Credit Period. Prior to the Activation Date, if no withdrawals are taken during the Benefit Year, the Income Credit applied to the Income Base is not reduced.”

36.	Comment – Please disclose how else to obtain the current rates and historical percentages and terms.

Response – We have added the following disclosure:

“If you need another copy of the prospectus, please call us at the Annuity Service Center at (800) 445-7862. All Rate Sheet Supplements will be filed with the Securities and Exchange Commission and are available on the EDGAR system at www.sec.gov, file number 333-201900. If you purchased your contract prior to May 1, 2019, please see Appendix G for applicable terms and Maximum Annual Withdrawal and Protected Income Percentages.”

Note, the Appendix letter may vary by product, but similar cross references will be included in all prospectuses, as appropriate.

What are the factors used to calculate [Polaris Income Plus Flex]? (Page 37)

37.

Comment – Please incorporate the effects of withdrawals earlier within this subsection instead of including the following prominent disclosure: Please see What are the effects of withdrawals on Polaris Income Plus Flex?

Response – We have replaced the prominent disclosure with the disclosure as follows:

“Finally, we determine the Excess Withdrawals, if any. Excess Withdrawals are withdrawals taken after the Activation Date that exceed the Maximum Annual Withdrawal Amount in any Benefit Year. An Excess Withdrawal reduces your Income Base on the date the Excess Withdrawal occurs. Any Excess Withdrawal reduces the Income Base in the same proportion by which the contract value is reduced by the Excess Withdrawal. In addition, you will not be eligible for an Income Credit in that Benefit Year.”

How do increases in the Income Base impact my Lifetime Income for [Polaris Income Plus Flex]? (Page 37)

38.	Comment –Please advise whether Step-ups apply both before and after Lifetime Income is activated in this subsection?

Response – For Polaris Income Plus Flex, increases to the Income Base are “stepped up” once a year on the Benefit Year Anniversary both before and after Lifetime Income is activated. We have revised the question to this subsection as follows:

“How do increases to the Income Base and Income Credit Base work under Polaris Income Plus Flex?”

For Polaris Income Plus Daily Flex, increases to the Income Base are stepped-up daily until Lifetime Income has been activated. After the activation of Lifetime Income, the Income Base is stepped-up only once a year on the Benefit Year Anniversary based on daily Step-up Values for the applicable period then ended. We have revised the question and disclosure in this subsection as follows:

“How do increases to the Income Base work under Polaris Income Plus Daily Flex?

Prior to the Activation Date, the Income Base is increased daily to the Step-up Value or by subsequent Purchase Payments, if any.

Additionally, prior to the Benefit Year Anniversary, but during the Minimum Income Base period, the Income Base will be increased to at least the Minimum

Income Base on the Benefit Year Anniversary as a specified percentage of the Purchase Payments.

On or after the Activation Date, the Income Base is increased only on the Benefit Year Anniversary by looking back to the Higher Step-up Value since the Activation Date (“first look-back”) or, if one or more Excess Withdrawals have been taken in that Benefit Year, to the Higher Step-up Value since the last Excess Withdrawal.

After the first look-back, the Income Base is increased only on the Benefit Year Anniversary by looking back to the Higher Step-up Value since the last Benefit Year Anniversary. If one or more Excess Withdrawals have been taken in that Benefit Year, the Income Base is increased on the Benefit Year Anniversary by looking back to the Higher Step-up Value since the last Excess Withdrawal.”

How do increases in the Income Base impact my Lifetime Income for [Polaris Income Plus Daily Flex]? (Page 37)

39.

Comment – Please revise and clarify the following disclosure “If no withdrawals have been taken,” in the first paragraph of this subsection, to reflect what type of withdrawals and taken when? Also, please clarify why this paragraph is prominent in bold.

Response – We have revised the disclosure in the first paragraph as noted above in Comment 38 to reflect what happens to the Income Base if Lifetime Income has not been activated and removed the bold font format as follows:

“Prior to the Activation Date, the Income Base is increased daily to the Step-up Value or by subsequent Purchase Payments, if any.”

How do increases in the Income Base impact my Lifetime Income for [Polaris Income Plus Daily Flex]? (Page 38 & 42)

40.

Comment – Please clarify whether the following disclosure in the last paragraph of this subsection is referring to a reduction of contract value and whether the income base is recalculated before or after the Activation Date: “If the contract value is reduced to zero, the Income Base will no longer be recalculated.”

Response – To reduce confusion, we have deleted the referenced disclosure.

What are the effects of withdrawals on [Polaris Income Plus Flex]? (page 38)

41.	Comment – Please clarify what type of withdrawals you are referring to in this section.

Response – We are referring to any withdrawals and have revised the first sentence to reflect all withdrawals for Polaris Income Plus Flex as follows:

“The Maximum Annual Withdrawal Amount, the Income Base and the Income Credit Base may change over time as a result of the timing and amount of any withdrawals.”

We have also revised similar language for Polaris Income Plus Daily Flex to reflect all withdrawals as follows:

“The Maximum Annual Withdrawal Amount, the Income Base and the Purchase Payment(s) used in the calculation of the Minimum Income Base may change over time as a result of the timing and amount of any withdrawals.”

What are the effects of withdrawals on [Polaris Income Plus Flex]? (page 38)

42.

Comment – Please include an example to reflect the effect on excess withdrawals where the following the prominent disclosure appears for both features: “Excess Withdrawals may significantly reduce the value of or terminate the living benefit.”

Response – We have added the following Excess Withdrawal example following the prominent disclosure:

“For example, assume that your contract value is $106,000, your Income Base and Income Credit Base are $120,000, and your Maximum Annual Withdrawal Amount is $6,000. You request a withdrawal of $11,000. Your Income Base and Income Credit Base will be reduced to $114,000 as follows: $120,000 x {1 – [($11,000 - $6,000)/($106,000 - $6,000)]} = $114,000.”

What are the effects of withdrawals on [Polaris Income Plus Daily Flex]? (page 39)

43.	Comment – Please confirm if there is a missing word where the Minimum Income Base is referenced.

Response – The word “no” was inadvertently deleted. The disclosure has been revised as follows:

“Minimum Income Base: If you activate Lifetime Income during the Minimum Income Base Period, the Minimum Income Base will no longer increase on the next Benefit Anniversary.”

What is the fee for [Polaris Income Plus Flex] and [Polaris Income Plus Daily Flex]? (page 40)

44.

Comment – Please make the following disclosure more prominent and explain the circumstances when it would occur: “… in certain instances, the value of the Income Credit may be more than offset by the amount of the fee,”

Response – This disclosure is only applicable to the Polaris Income Plus Flex because there are no Income Credits for Polaris Income Plus Daily Flex. We have revised the disclosure as follows:

“Please note that this means the addition of an Income Credit will lead to paying a higher fee in any given period than without the addition of the Income Credit because the Income Credit may increase the Income Base. When taking Lifetime Income, the Income Credit will be reduced by the Maximum Annual Withdrawal Amount and may be more than offset by the amount of the fee. You will be assessed a non-refundable fee each quarter regardless of whether you activate Lifetime Income.”

What is the fee for [Polaris Income Plus Flex] and [Polaris Income Plus Daily Flex]? (page 40)

45.

Comment – Please clarify whether these are the only portfolios available, where referenced: “Due to the investment requirements associated with the Living Benefits, you may invest a portion of your assets in the following Variable Portfolios:”

Response – In order to reduce confusion, we have deleted this disclosure since the portfolios listed are available volatility control funds, not the only portfolios available under the investment requirements.

What happens if the contract value is reduced to zero while the Income Base is greater than zero? (page 41)

46.

Comment – Please clarify and define Income Base and the impact the contract value will have here that results in termination in the following disclosure: “If the contract value is reduced to zero, but the Income Base is greater than zero, the contract will be terminated including any optional benefits and features,”

Response – We have revised the disclosure as follows and the revised definition of Income Base under the Glossary of Living Benefit Defined Terms:

“If the contract value is reduced to zero due to a withdrawal, but the Income Base is greater than zero, the contract will be terminated including any optional benefits and features.”

What happens if the contract value is reduced to zero while the Income Base is greater than zero? (page 41)

47.

Comment – Please confirm if there is a missing word in the following disclosure: “Therefore, you should be aware that, particularly during times of unfavorable investment performance, withdrawals taken under the Living Benefit may reduce the contract value to zero, thereby terminating any other benefits of the contract.”

Response – The word “excess” was inadvertently deleted. We have revised the disclosure as follows:

“Therefore, you should be aware that, particularly during times of unfavorable investment performance, Excess Withdrawals taken under the Living Benefit may reduce the contract value to zero, thereby terminating any other benefits of the contract.”

48.

Comment – Please remove “current”, in the following disclosure: Please refer to the [Rate Sheet Supplement] for reference to the current Maximum Annual Withdrawal and Protected Income Payments Percentages applicable to your living benefit.

Response – Please see revised disclosure below:

“Please refer to the Rate Sheet Supplement for the Maximum Annual Withdrawal and Protected Income Payments Percentages applicable to your living benefit.”

If I own a Qualified contract, how do Required Minimum Distributions impact my Living Benefit? (page 42)

49.	Comment – Please clarify and include appropriate disclosure reflecting the treatment of RMDs.

Response – We currently have disclosure under this subsection, please see revisions as follows:

“We will provide RMD favorable treatment, in each Benefit Year, to the greater of the Maximum Annual Withdrawal Amount or the RMD amount. Any portion of a withdrawal in a Benefit Year which exceeds the greater of the Maximum Annual Withdrawal Amount will be considered an Excess Withdrawal. If you must take RMD from this contract and want to ensure that these withdrawals are not considered Excess Withdrawals, your withdrawals must be set up on the Systematic Withdrawal Program for RMDs administered by our Annuity Service Center. Therefore, if you plan to take an Excess Withdrawal, then this feature may not be appropriate for you.”

What happens to my Living Benefit upon a spousal continuation if I elected one Covered Person? (page 43)

50.	Comment – Please clarify whether a spouse can continue the contract and what MAWA or PIP they would receive if contract value goes to zero?

Response – We have revised the question and disclosure in this subsection as follows:

“What happens to my Living Benefit upon a spousal continuation if I elected one Covered Person and if the contract value is greater than zero?

Prior to the Activation Date, if the single Covered Person dies, the surviving Spousal Joint Owner or Spousal Beneficiary may elect to:

1.	Make a death claim, which terminates the Living Benefit and the contract; or
2.

Continue the contract and the Living Benefit as a new single Covered Person. The Continuing Spouse will receive the Maximum Annual Withdrawal Amount upon Lifetime Income Activation and the Protected Income Payment after the contract value goes to zero. The Continuing Spouse cannot add a new Covered Person. Upon the death of the Continuing Spouse, the beneficiary must make a death claim, which terminates the Living Benefit and the contract.

If an Owner that is not the single Covered Person dies, the surviving Spousal Joint Owner who is the Covered Person may elect to:

1.	Make a death claim, which terminates the Living Benefit and the contract; or
2.

Continue the contract and the Living Benefit as the current single Covered Person. The Continuing Spouse will receive the Maximum Annual Withdrawal Amount upon Lifetime Income Activation and the Protected Income Payment after the contract value goes to zero. The Continuing Spouse cannot add a new Covered Person. Upon the death of the Continuing Spouse, the beneficiary must make a death claim, which terminates the Living Benefit and the contract.

On or after the Activation Date, if the single Covered Person dies, the surviving Spousal Joint Owner or Spousal Beneficiary may elect to:

1.	Make a death claim, which terminates the Living Benefit and the contract; or
2.	Continue the contract without the Living Benefit.

If an Owner that is not the single Covered Person dies, the surviving Spousal Joint Owner who is the Covered Person may elect to:

1.	Make a death claim, which terminates the Living Benefit and the contract; or

2.	Continue the contract with the current Maximum Annual Withdrawal Amount and Protected Income Payment.

Note: At any time, the contract value goes to zero due to a withdrawal, the Spousal Beneficiary cannot continue the contract.”

What happens to my Living Benefit upon a spousal continuation if I elected two Covered Person? (page 43)

51.	Comment – Please clarify whether a spouse can continue the contract and what MAWA or PIP they would receive if contract value goes to zero?

Response – We have revised the question and disclosure in this subsection as follows:

“What happens to my Living Benefit upon a spousal continuation if I elected two Covered Persons and if the contract value is greater than zero?

Prior to the Activation Date, upon death of the first of the two Covered Persons, the surviving Covered Person (Spousal Joint Owner or Spousal Beneficiary) may elect to:

1.	Make a death claim, which terminates the Living Benefit and the contract; or
2.

Continue the contract as a single Covered Person. The Continuing Spouse will receive the Maximum Annual Withdrawal Amount upon Lifetime Income Activation and the Protected Income Payment after the contract value goes to zero. The Continuing Spouse cannot add a new Covered Person. Upon the death of the Continuing Spouse, the beneficiary must make a death claim, which terminates the Living Benefit and the contract.

Note: Prior to the Activation Date, if the contract value goes to zero due a withdrawal, the Living Benefit and contract will terminate, and the Spousal Beneficiary cannot continue the contract.

On or after the Activation Date, upon the first of the two Covered Person’s death, the surviving Covered Person (Spousal Joint Owner or Spousal Beneficiary) may elect to:

1.	Make a death claim, which terminates the Living Benefit and the contract; or
2.	Continue the contract, with the current Maximum Annual Withdrawal Amount and Protected Income Payment.

Note: On or after the Activation Date, if the contract value goes to zero due to: a) a withdrawal taken within the parameters of the Living Benefit, the Spousal Beneficiary can continue the Living Benefit as the surviving Covered Person with the current Protected Income Payment for their lifetime or b) an Excess Withdrawal, the Living Benefit and contract will terminate, and the Spousal Beneficiary cannot continue the contract.”

What happens to my Living Benefit upon a spousal continuation if I elected two Covered Persons? (page 43)

52.	Comment – Please clarify what “spousal continuation contribution” is?

Response - The spousal continuation contribution is the death benefit amount that exceeds contract value as of the Good Order date, if any. The disclosure under this subsection in the Living Benefits was inadvertently shifted from Death Benefits section of the prospectus under Spousal Continuation subsection. We have deleted the duplicate disclosure under the Living Benefit section and have confirmed it is under the Death Benefits section under SPOUSAL CONTINUATION on page 57 of the revised Polaris Platinum Elite prospectus.

53.

Comment – Please confirm if there is a missing word in the following disclosure: The Continuing Spouse is also eligible to receive the Minimum Income Base on the 12th Benefit Year Anniversary if Lifetime Income was activated during the first 12 Benefit Years following the Benefit Effective Date.”

Response – The word “not” was inadvertently placed after the word “activated”. We have revised the disclosure as follows:

“The Continuing Spouse is also eligible to receive the Minimum Income Base on the 12th Benefit Year Anniversary if Lifetime Income was not activated during the first 12 Benefit Years following the Benefit Effective Date.”

What happens to my Living Benefit upon the Latest Annuity Date? (page 43)

54.

Comment – Please clarify whether the disclosure in the first paragraph of this subsection, reflects the only options available at the latest annuity date: If you begin the Income Phase and the contract value and the Income Base are greater than zero on the Latest Annuity Date…”

Response – These are the only options available on the Latest Annuity Date. We have revised the disclosure as follows:

“On the Latest Annuity Date, if the contract value is greater than zero, you must select one of the following options:

1.	Annuitize by selecting from choices a. or b. below:

a.

elect to begin one of the Annuity Income Payment Options set forth in Your Contract. If you choose this option, We will apply the contract value to provide annuity income payments under the contract’s annuity provisions as described under ANNUITY INCOME OPTIONS; or

b.

elect to receive Lifetime Income under your Living Benefit option by means of an annuitization while any of the last named Covered Person(s) is living. If you have already activated Lifetime Income under the Living Benefit, you will continue to receive Lifetime Income by means of an annuitization as described below. If you have not yet activated Lifetime Income, you may activate Lifetime Income by means of an Annuitization as described under ANNUITY INCOME OPTIONS; or

2.	Fully surrender your Contract.

Note: Under 1b) upon annuitization you will receive the applicable Maximum Annual Withdrawal Amount for a fixed period while you are alive. The fixed period is determined by dividing the contract value as of the Latest Annuity Date by the Maximum Annual Withdrawal Amount. After that fixed period ends, you will receive the Protected Income Payment, which is calculated by multiplying the Income Base as of the Latest Annuity Date by then applicable

Protected Income Payment Percentage, paid until the death(s) of all Covered Person(s). The amount of each such payment will equal the Protected Income Payment amount divided according to the payment frequency you selected.

An election under option 1 above converts your contract value or Lifetime Income amount to an annuitization payable through a series of payments as described above. Once the selected annuitization begins, all other benefits under your contract, will be terminated, transfers may no longer be made, a death benefit is no longer payable, and the Living Benefit Fee will no longer be deducted. If you do not select an option listed above by the Latest Annuity Date, we will automatically begin making Lifetime Income payments, which would equal to Maximum Annual Withdrawal Amount as long as the contract value is greater than zero, or Protected Income Payment if the contract value goes to zero, in accordance with option 1b above, divided equally and paid on a monthly frequency until the death(s) of all of the last named Covered Person(s).”

What happens to the Secure Value Account and Automatic Asset Rebalancing Program Instructions if I elect to cancel [Polaris Income Plus Flex] or [Polaris Income Plus Daily Flex]? (page 44)

55.

Comment – Please remove the reference to “or similar portfolio, as applicable” in the following disclosure: “Amounts transferred from the Secure Value Account into a money market or similar portfolio, as applicable, will not impact the Automatic Asset Rebalancing Program instructions on file and that transfer will not result in new Default Rebalancing Instructions.”

Response – The language “or similar portfolio, as applicable” has been removed, as shown the revised disclosure below:

“Amounts transferred from the Secure Value Account into a money market portfolio will not impact the Automatic Asset Rebalancing Program instructions on file and that transfer will not result in new Default Rebalancing Instructions.”

Are there circumstances under which my Living Benefit will be automatically cancelled? (page 44)

56.

Comment – Please advise whether there are circumstances under which the living benefit will be automatically cancelled prior to Activation Date and reflect the distinctions between those circumstances prior to and on or after Activation within this subsection.

Response – There are circumstances under which the Living Benefit will be automatically cancelled prior to and after Activation Date. We have revised the disclosure as follows:

“Are there circumstances under which my Living Benefit will be automatically cancelled?

The Living Benefit and Lifetime Income will automatically be cancelled upon the occurrence of one of the following:

i)	Annuitization of the contract; or
ii)	Termination or surrender of the contract; or
iii)	A death benefit is paid resulting in the contract being terminated; or
iv)	Any withdrawal prior to the Activation Date that reduces the Contract Value and the Income Base to zero; or
v)	On or after the Activation Date, any Excess Withdrawal that reduces the contract value; or

vi)	Death of the Covered Person, if only one is elected after Lifetime Income has been activated; or, if two Covered Persons are elected, death of the surviving Covered Person; or
vii)	A change that removes all of the original Covered Persons from the contract; or
viii)	A Change of the Owner or Assignment; or
ix)	You elect to cancel Your Living Benefit.”

When Death Benefits are Calculated (Page 45)

57.	Comment – Please confirm that unless all beneficiaries agree, amounts will remain in the variable options selected by the contract owner before death (if there is multiple beneficiaries).

Response – As contemplated by the no-action letter issued to Massachusetts Mutual Life Insurance Company in 1986 and by the 1993 Dear Registrant letter, the funds remain in the same investment options that the contract owner had elected before death until the death benefit for the owner is calculated in accordance with the terms of the contract. The contract provides that the owner’s death benefit will be calculated by the company once, upon receipt of due proof of death and in Good Order. Because determination of the amount of the owner’s death benefit involves a calculation comparing a shadow value (such as enhanced maximum anniversary value death benefit) with the contract value at the time specified in the contract, it is only possible to calculate the death benefit value at one point in time. Once the death benefit has been calculated, the contract goes into claims status; there is no longer a contract between the owner and the company and the claim is paid to the beneficiaries in the proportions elected by the contract owner and in accordance with the terms of the contract.

We cannot bifurcate a claims amount for multiple beneficiaries because the death benefit is no longer a contract, it is in claims status. Just as with the calculation of insured’s death benefit on a life insurance policy, the calculation of the owner’s death benefit on an annuity contract occurs once. If all the beneficiaries do not claim the death benefit proceeds at the same time, the remaining amount of the calculated death benefit is placed in the general account where it will accumulate interest. Deduction of separate account charges, which includes charges for the enhanced death benefit, is no longer made. If the death benefit is unclaimed by the remaining beneficiaries after the time period set forth in each state’s unclaimed property laws, then the unclaimed death benefits are escheated to the applicable state(s). In addition, due to IRS mandated settlement options, we cannot allow beneficiaries to keep claim amounts in separate account investment options as a way to delay taking the death benefit.

We respectfully ask that we leave the disclosure under “When Death Benefits are Calculated” as filed in the 485(a) registration statements to allow us to have a continuing dialogue regarding the Staff’s comment.

What is the impact on the living and death benefits if I annuitize? (page 54)

58.

Comment – Please clarify whether the contract owner would have to request annuitization for this disclosure to apply: “If your contract value is reduced to zero prior to annuitization as a result of receiving guaranteed withdrawals under the living benefit feature, your remaining payments under the Living Benefit feature will be paid to you as an annuity.” Also, please clarify does the contract owner get the greater of the guaranteed lifetime withdrawal benefit or the annuity payment?

Response – The contract owner would need to request annuitization. The contract owner would receive the remaining protected income payments under the Living Benefit.

APPENDIX B – STATE CONTRACT AVAILABIILITY AND/OR VARIABILITY (pages B-1 & B-2)

59.	Comment – Please clarify whether these state variations are applicable to all versions of the contract including both prior to May 1, 2019 and after.

Response – The state variations are applicable to all versions of the contract including both prior to May 1, 2019 and after.

60.	Comment – Please confirm that the state variations regarding the living benefit features are reflected in the applicable living benefit Appendices.

Response – The state variations regarding living benefit features have been cross referenced in the applicable living benefit Appendices. We have added the cross reference disclosure as follows in Appendix G of the Polaris Platinum Elite prospectus:

“In Hawaii, Missouri, New York, Oregon, Texas, and Washington, the charge will be deducted pro-rata from Variable Portfolios only.”

Note, the Appendix letter and state variations may vary by product, but similar cross references will be included in all prospectuses, as appropriate.

61.	Comment – Please confirm that the state variations in the prospectus provisions regarding Transfer Privilege are noted in the applicable fee tables.

Response – The state variations have been footnoted in the fee tables. We have added the cross reference disclosure to the applicable fee table as follows:

“In Pennsylvania and Texas, any transfer over the limit of 15 will incur a $10 transfer fee.”

Note, the Appendix letter and state variations may vary by product, but similar cross references will be included in all prospectuses, as appropriate.

APPENDIX D – OPTIONAL LIVING BENEFITS EXAMPLES (page D-1)

62.	Comment – Please clarify whether the optional living benefit examples reflected in this Appendix are only for the new Polaris Income Plus Flex and Polaris Income Plus Daily Flex benefits.

Response – The optional living benefit examples reflected in this Appendix are only for currently offered features. We have made the disclosure more prominent in bold as follows:

“The following examples demonstrate how increases to the Income Base and withdrawals taken from the contract affect the values of the currently offered Living Benefits – Polaris Income Plus Flex and Polaris Income Plus Daily Flex.”

APPENDIX F – DEATH BENEFITS AND SPOUSAL CONTINUATION DEATH BENEFITS FOR CONTRACTS ISSUED PRIOR TO MAY 1, 2017 (page F-1)

63.	Comment – Please confirm that all the referenced fees in the Appendices are in the fee table.

Response – We confirm that all fees in the Appendices are in the applicable fee table.

APPENDIX G – LIVING BENEFITS FOR CONTRACTS ISSUED PRIOR TO MAY 1, 2019 (page G-24)

64.	Comment - Please specify in the following disclosure when Polaris Income Builder was available for election: Polaris Income Builder is no longer available for election.

Response – Polaris Income Builder was available from May 1, 2015 through April 30, 2018 in Polaris Platinum Elite. Please see revised disclosure below:

“Polaris Income Builder was available from May 1, 2015 through April 30, 2018. Effective May 1, 2018, Polaris Income Builder is no longer available for election.”

Note, the dates may vary by product, we have disclosed the appropriate dates in all prospectuses, as appropriate.

The final fee and withdrawal rates will be filed in the subsequent 485(b) Post-Effective Amendment filing prior to the automatic effective date of the Registration Statements on or about April 24, 2019.

Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee